SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Name of Issuer		LodgeNet Entertainment
Title of Class of Securities	common
CUSIP Number		540211109
Date of Event Which Requires Filing this Statement		12/31/05

#1	Alex. Brown Investment Management, LLC
	52-1349876
#4	Maryland
#5	1,500
#6	0
#7	668,829
#8	0
#9	668,829
#11	3.7%
#12	PN	IA

Item 1.
(a)	LodgeNet Entertainment
(b)	3900 West Innovations Street
Sioux Falls, SD 57107-7002
Item 2.
(a)	Alex. Brown Investment Management, LLC
 and a registered investment advisor.
(b)	217 E. Redwood Street, #1400
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.
(d)	Common
(e)	540211109
Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)
Item 4.
(a)	668,829 shares of common stock
(b)	3.7%
(c)
(i)	1,500 shares
(ii)	0 shares
(iii)	668,829 shares
(iv)	0 shares
Item 5.	X
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.	Not Applicable
Item 9.	Not applicable
Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT, LLC



By:
Lee S. Owen
Co-President

Date:  February 14, 2006